October 9, 2019

Folake Ayoola, Senior Counsel

Sonia Barros, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Eldorado Resorts, Inc.

Registration Statement on Form S-4

File No. 333-233591

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement of Eldorado Resorts, Inc. (the “Company”), initially filed with the Securities and Exchange Commission on September 3, 2019, as amended by Amendment No. 1 dated October 4, 2019 (the “Registration Statement”), be accelerated so that it will be declared effective at 10:00 a.m., Eastern time, on October 11, 2019, or as soon as practicable thereafter.

Once the Registration Statement has been declared effective, please orally confirm that event with the Company’s counsel, Milbank LLP, by calling Deborah R. Conrad at (424) 386-4671. Also, if you have any questions regarding the foregoing, please do not hesitate to contact Ms. Conrad at the phone number above or me at (775) 348-3324.

Very truly yours,

ELDORADO RESORTS, INC.

By:	/s/ Edmund L. Quatmann, Jr.
Name:	Edmund L. Quatmann, Jr.
Title: Chief Legal Officer and Executive Vice President

cc:	Deborah R. Conrad, Milbank LLP